PRICING SUPPLEMENT No. 194Z
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated October 25, 2007



Protection

100% Principal Protection Notes Linked to the Deutsche Bank Currency Returns (USD) Index

Strategic Alternatives to Fixed Income Investing
Deutsche Bank AG, London Branch
$6,922,080 Notes Linked to the Deutsche Bank Currency Returns (USD) Index due on or about October 29, 2010

Investment Description

100% Principal Protection Notes (the "**Notes**") linked to the Deutsche Bank Currency Returns (USD) Index (the "**Index**") provide 100% principal protection at maturity and returns based on the positive performance of an index that reflects equally weighted investments in three underlying indices: (1) the Deutsche Bank Carry Index, (2) the Deutsche Bank Momentum Index and (3) the Deutsche Bank Valuation Index (together, the "**Underlying Indices**," and each, an "**Underlying Index**"). The Notes will provide a return of 212% (the "**Participation Rate**") of any positive Index Return. Principal protection applies only at maturity.

Features

❑ Returns linked to the positive performance of an index that reflects an investment in the three Underlying Indices, each of which employs a distinct currency investment strategy. The Deutsche Bank Momentum Index is recomposed monthly. The Deutsche Bank Carry Index and the Deutsche Bank Valuation Index are recomposed quarterly.

❑ Diversification of portfolio into foreign currency markets in a U.S. dollar denominated instrument.

❑ 100% principal protection if held to maturity.

Key Dates[1]

Trade Date	October 25, 2007
Settlement Date	October 31, 2007
Final Valuation Date[1]	October 25, 2010
Maturity Date[1]	October 29, 2010

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Notes" in the accompanying product supplement Z.

Security Offering

We are offering 100% Principal Protection Notes Linked to the Deutsche Bank Currency Returns (USD) Index. The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000.

Index	Participation Rate	Index Starting Level	Index Bloomberg Symbol	Security CUSIP/ISIN
Deutsche Bank Currency Returns (USD) Index	212%	194.36	DBCRUSI <Index>	25153Q 773/US25153Q7732

See "Additional Terms Specific to the Notes" in this pricing supplement. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement Z dated June 26, 2007, and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement Z for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and the product supplement Z dated June 26, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Notes, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement or product supplement Z. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$6,922,080.00	$173,052.00	$6,749,028.00

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,922,080.00	$212.51

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Notes

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in the product supplement Z dated June 26, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement Z dated June 26, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507142840/d424b21.pdf
- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Notes" refers to the 100% Principal Protection Notes Linked to the Deutsche Bank Currency Returns (USD) Index that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with a return linked to the performance of a currency index reflecting the investment strategies described in this pricing supplement.
- You believe the level of the Index will increase over the term of the Notes.
- You seek an investment that offers 100% principal protection when held to maturity.
- You are willing to invest in the Notes based on the indicated Participation Rate.
- You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.
- You do not seek current income from this investment.

The Notes may not be suitable for you if:

- You do not seek an investment with exposure to currencies and to the currency and other risks described in this pricing supplement.
- You do not believe the level of the Index will increase over the term of the Notes.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
- You are unwilling or unable to hold the Notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You seek current income from your investments.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]
Issue Price	$10.00 per Note (subject to a minimum purchase of 100 Notes)
Term	3 years
Index	Deutsche Bank Currency Returns (USD) Index (Bloomberg Ticker: DBCRUSI <Index>)
Participation Rate	212%
Payment at Maturity (per $10.00 Note)	**If the Index Return is positive,** you will receive: $10.00 + ($10.00 x Participation Rate x Index Return) **If the Index Return is zero or negative,** you will receive only the principal amount of $10.00
Index Return	$$\frac{\text{Index Ending Level - Index Starting Level}}{\text{Index Starting Level}}$$
Index Starting Level	194.36
Index Ending Level	The closing level of the Index on the Final Valuation Date.
Final Valuation Date	October 25, 2010

Determining Payment at Maturity



Determine the Index Return — The percentage change from the Index Starting level to the Index Ending Level

Is the Index Return Positive? — **Yes** — You will receive a cash payment at maturity per $10.00 Note equal to: **$10.00 + [$10.00 x Participation Rate x Index Return]**

No

If the Index Return is zero or negative, you will receive the principal amount of your Notes at maturity, and no additional return.

What are the tax consequences of the Notes?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the Notes until maturity. Interest included in income generally will increase your basis in the Notes. Any gain recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the Notes.**

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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[1] Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Notes offered hereby, issued under Deutsche Bank AG's Global Notes, Series A.

Hypothetical Examples and Return Table of the Notes at Maturity

The following scenario analysis and hypothetical examples assume a Participation Rate of 212%.

The following table and examples illustrate the hypothetical payment amount at maturity per $10.00 Note for a hypothetical range of performance for the Index and assume an Index Starting Level of 194.36 and a Participation Rate of 212%. The following results are based solely on the hypothetical example cited and have been rounded for purposes of this analysis.

Hypothetical Index Ending Level	Hypothetical Index Return	Payment at Maturity	Percentage Return
260.00	33.77%	$17.16	71.6%
250.00	28.63%	$16.07	60.7%
240.00	23.48%	$14.98	49.8%
230.00	18.34%	$13.89	38.9%
220.00	13.19%	$12.80	28.0%
210.00	8.05%	$11.71	17.1%
200.00	2.90%	$10.62	6.2%
194.36	0.00%	$10.00	0.0%
190.00	-2.24%	$10.00	0.0%
180.00	-7.39%	$10.00	0.0%
170.00	-12.53%	$10.00	0.0%
160.00	-17.68%	$10.00	0.0%
150.00	-22.82%	$10.00	0.0%
140.00	-27.97%	$10.00	0.0%
130.00	-33.11%	$10.00	0.0%
120.00	-38.26%	$10.00	0.0%
110.00	-43.40%	$10.00	0.0%
100.00	-48.55%	$10.00	0.0%
90.00	-53.69%	$10.00	0.0%
80.00	-58.84%	$10.00	0.0%
70.00	-63.98%	$10.00	0.0%
60.00	-69.13%	$10.00	0.0%
0.00	-100.00%	$10.00	0.0%

Example 1: The level of the Index increases from an Index Starting Level of 194.36 to an Index Ending Level of 220, a gain of 13.19%. Because the Index Ending Level of 220 is greater than the Index Starting Level of 194.36, the investor receives a payment at maturity of $12.80 per $10.00 principal amount of Notes calculated as follows:

Payment at maturity per $10.00 principal amount of Notes =

$10.00 + ($10.00 x Participation Rate x Index Return) =

$10.00 + ($10.00 x 212 % x 13.19%) = $12.80.

Example 2: The Index Ending Level of 194.36 is the same as the Index Starting Level. Because the Index Ending Level and the Index Starting Level are the same, the investor receives a payment at maturity of $10.00 per $10.00 principal amount of Notes.

Example 3: The level of the Index decreases from an Index Starting Level of 194.36 to an Index Ending Level of 160, a decline of 17.68%. Because the Notes are 100% principal protected at maturity, the investor receives a payment at maturity of $10.00 per $10.00 principal amount of Notes.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying product supplement Z. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦ **Market risk**—The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. The Index Return will be based on the performance of each of the Underlying Indices during the term of the Notes. Each of the Underlying Indices is intended to reflect forward rates for certain currencies selected from a group of ten currencies. The value of the Underlying Indices will be affected by movements in the value of certain of the selected currencies against the dollar relative to the value of certain other selected currencies against the dollar, and currency movements may have an adverse effect on the level of the Underlying Indices as well as on the level of the Index and the value of the Notes.

♦ **The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.**

♦ **Investing in the Notes is not equivalent to investing directly in the Index, the Underlying Indices or their component currencies**—You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the Underlying Indices or their component currencies.

♦ **The original issue price of the Notes includes the agents' commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates**—As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you.

♦ **The Notes are not designed to be short-term trading instruments**—The Notes are not designed to be short-term trading instruments and are principal protected only at maturity. Accordingly, you should be willing and able to hold your Notes to maturity.

♦ **Increases in the level of an Underlying Index may be offset by decreases in the level of another Underlying Index, and gains in a component currency position of an Underlying Index may be offset by losses in another component currency position of an Underlying Index**—The Notes are linked to the performance of the Index, which reflects an investment in three Underlying Indices, each of which consists of multiple currency positions. Any increase in the level of one Underlying Index may be offset by a decrease in the level of another Underlying Index, and any gain in one position in a component currency of an Underlying Index may be offset by a loss in a position in another component currency of an Underlying Index. The return on the Notes will be based on the appreciation or depreciation of the Index as a whole. Therefore, a positive return in one Underlying Index or component currency position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another Underlying Index or component currency position, resulting in an aggregate Index Return equal to or less than zero.

♦ **Currency markets may be volatile**—Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the component currencies reflected in the Underlying Indices and the value of your Notes in varying ways, and different factors may cause the values of the Underlying Indices and their component currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

♦ **Legal and regulatory risks**—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Indices and, consequently, on the value of the Notes.

♦ **If the liquidity of the components of the Underlying Indices is limited, the value of the Notes would likely be impaired**—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly under adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Underlying Indices, and therefore, on the return on the Notes. Limited liquidity relating to the component currencies of the Underlying Indices may also result in Deutsche Bank AG, London Branch (the "**Sponsor**") being unable to determine the level of the Index or the Underlying Indices using its normal means. The resulting discretion by the Sponsor in determining the Index could, in turn, result in potential conflicts of interest.

♦ **Potential conflicts of interest exist because the issuer, the calculation agent for the Notes, as well as the Sponsor and the calculation agent for the Index and the Underlying Indices are the same legal entity**—Deutsche Bank AG is the Issuer of the Notes, the calculation agent for the Notes, as well as the Sponsor and the calculation agent for the Index and the Underlying Indices. As the Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and the Underlying Indices and maintains some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Underlying Indices in the event the regular means of determining the value of the component currencies of the Underlying Indices is unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a force majeure event relating to an Underlying Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the Index or the Notes. Because determinations made by Deutsche Bank AG in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG and an investor in the Notes.

♦ **Lack of liquidity**—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Notes.

- **We and our affiliates and agents, or UBS AG and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the level of the Index to which the Notes are linked or the value of the Notes**—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Index to which the Notes are linked.

- **Economic and market factors will impact the value of the Notes**—We expect that, generally, the level of the Index on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to changes in the levels of the Index. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:
    - the expected volatility of the Underlying Indices and of the Index;
    - the time to maturity of the Notes;
    - the market prices of the component currencies of the Underlying Indices;
    - interest and yield rates in the market generally and in the markets of the component currencies of the Underlying Indices;
    - a variety of economic, financial, political, regulatory or judicial events;
    - supply and demand for the Notes; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Deutsche Bank Currency Returns (USD) Index

The Deutsche Bank Currency Returns (USD) Index was created by the Sponsor on March 27, 2007. The Index reflects a one-third investment in each of the following Underlying Indices on a daily basis:

- the Deutsche Bank Carry Index
- the Deutsche Bank Momentum Index
- the Deutsche Bank Valuation Index

The closing level of the Index on any day is affected by the closing levels of each of the three Underlying Indices, which are in turn affected by changes in the currency exchange rates in respect of the relevant currencies to which the Underlying Indices relate. Each of the three Underlying Indices is assigned an equal weighting in the calculation of the closing level of the Index.

The pool of currencies eligible for inclusion in each of the Underlying Indices consists of the "**G10 Currencies**," which are the Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Great British Pound, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar.

The Index closing level and the Index currencies are published daily by the Sponsor at http://index.db.com and to Bloomberg.

The Deutsche Bank Carry Index

The Deutsche Bank Carry Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain G10 Currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain G10 Currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform, on average, currencies that trade at a forward premium. The strategy reflected in the Deutsche Bank Carry Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high-yielding jurisdictions will exceed any potential losses from currency rate risk. Neither UBS AG or its affiliates nor the Sponsor provides any assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies.

The Deutsche Bank Carry Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. Dollar. The Deutsche Bank Carry Index is recomposed every quarter.

At each quarterly recomposition, the Sponsor selects the G10 Currencies with the three highest and the three lowest Carry Currency Fix Rates (as defined below) for inclusion in the Deutsche Bank Carry Index for that quarterly period. "**Carry Currency Fix Rate**" means, for any G10 Currency on the date of quarterly recomposition, the interest rate for deposits in such G10 Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such G10 Currency determined by the Sponsor acting in good faith and in a commercially reasonable manner from such sources as it deems appropriate. The currencies with the three highest Carry Currency Fix Rates are the "**Carry Long Currencies**," and the currencies with the three lowest Carry Currency Fix Rates are the "**Carry Short Currencies**." The Deutsche Bank Carry Index reflects notional long forward positions in the Carry Long Currencies and notional short forward positions in the Carry Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short forward positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Deutsche Bank Carry Index over the prior quarter. During each quarter, the Deutsche Bank Carry Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the G10 Currencies.

An increase in the value of the Carry Long Currencies versus the U.S. Dollar relative to the value of the Carry Short Currencies versus the U.S. Dollar will result in an increase in the closing level of the Deutsche Bank Carry Index (the "**Carry Closing Level**"). Conversely, a decrease in the value of the Carry Long Currencies versus the U.S. Dollar relative to the value of the Carry Short Currencies versus the U.S. Dollar will result in a decrease in the Carry Closing Level. In addition, the Carry Closing Level reflects a 0.1% fee deducted quarterly. As of October 25, 2007, the Carry Long Currencies were the New Zealand Dollar, the Australian Dollar and the Great British Pound, and the Carry Short Currencies were the Japanese Yen, the Swiss Franc and the Swedish Krona.

The Deutsche Bank Momentum Index

The Deutsche Bank Momentum Index is intended to reflect a strategy of purchasing 1-month forward contracts on certain G10 Currencies that have experienced the greatest increase in value relative to the U.S. Dollar in the preceding 12 month period and selling 1-month forward contracts on certain G10 Currencies that have experienced the greatest decrease in value relative to the U.S. Dollar in the preceding 12 month period, as determined by the spot exchange rates for such currencies against the U.S. Dollar. This strategy is based on the view that currencies will continue the momentum of their most recent yearly performance and that taking long positions in currencies whose value has recently increased relative to the U.S. Dollar and short positions in currencies whose value has recently decreased relative to the U.S. Dollar will yield a higher return than would an equally-weighted investment in the G10 Currencies. Neither UBS AG or its affiliates nor the Sponsor provides any assurance that this expectation is or will remain valid.

The Deutsche Bank Momentum Index thus reflects the value of notional long and short 1-month foreign exchange forward positions in certain foreign currencies against the U.S. Dollar. The Deutsche Bank Momentum Index is recomposed every month.

At each monthly recomposition, the Sponsor selects the G10 Currencies with the three highest and the three lowest Momentum Currency Fix Rates (as defined below) for inclusion in the Deutsche Bank Momentum Index for that monthly period. "**Momentum Currency Fix Rate**" means, for any G10 currency on the date of monthly recomposition, the Momentum Spot Exchange Rate (as defined below) in respect of such G10 Currency on the relevant index business day occurring twelve months prior to such date divided by the Momentum Spot Exchange Rate for such G10 Currency on such date. The currencies with the highest Momentum Currency Fix Rates have experienced the greatest increase in value against the U.S. Dollar and are therefore the "**Momentum Long Currencies**" and the currencies with the lowest Momentum Currency Fix Rates have experienced the greatest decrease in value against the U.S. Dollar and are therefore the "**Momentum Short Currencies**." The Deutsche Bank Momentum Index reflects notional long forward positions in the Momentum Long Currencies and notional short forward positions in the Momentum Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short forward positions is thus created at each monthly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Deutsche Bank Momentum Index over the prior month. During each month, the Deutsche Bank Momentum Index closing level is determined by interpolation of daily published forward rates (e.g., the 1-month forward rate) for the G10 Currencies.

The "**Momentum Spot Exchange Rate**" for any G10 Currency on any date of calculation means the mid currency exchange rate, expressed as the amount of such G10 Currency for which 1 U.S. Dollar may be exchanged, as determined by the Sponsor by reference to Bloomberg Screen WMCO Page (or replacement page), or, if such rate does not appear on such source, the rate determined by the Sponsor acting in good faith and a commercially reasonable manner from such sources and at such time it deems appropriate.

An increase in the value of the Momentum Long Currencies versus the U.S. Dollar relative to the value of the Momentum Short Currencies versus the U.S. Dollar will result in an increase in the closing level of the Deutsche Bank Momentum Index (the "**Momentum Closing Level**"). Conversely, a decrease in the value of the Momentum Long Currencies versus the U.S. Dollar relative to the value of the Momentum Short Currencies versus the U.S. Dollar will result in a decrease in the Momentum Closing Level. In addition, the Momentum Closing Level reflects a 0.058% fee deducted monthly. As of October 25, 2007, the Momentum Long Currencies were the Norwegian Krone, the New Zealand Dollar and the Australian Dollar, and the Momentum Short Currencies were the Swiss Franc, the Japanese Yen and the U.S. Dollar.

The Deutsche Bank Valuation Index

The Deutsche Bank Valuation Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain G10 Currencies that are "undervalued" and selling 3-month forward contracts on certain G10 Currencies that are "overvalued," as determined by comparing the average of the spot exchange rates for such currencies relative to the U.S. Dollar in the preceding quarterly period against the Purchasing Power Parities (as defined below) for such currencies. This strategy is based on the view that currencies will move toward their "true value" as reflected by such Purchasing Power Parities and that taking long positions in currencies whose spot exchange rates indicate undervaluation and short positions in currencies whose spot exchange rates indicate overvaluation will yield a higher return than would an equally-weighted investment in the G10 Currencies. Neither UBS AG or its affiliates nor the Sponsor provides any assurance that this expectation is or will remain valid.

The Deutsche Bank Valuation Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. Dollar. The Deutsche Bank Valuation Index is recomposed every quarter.

At each quarterly recomposition, the Sponsor selects the G10 Currencies with the three highest and the three lowest Valuation Currency Fix Rates (as defined below) for inclusion in the Deutsche Bank Valuation Index for that quarterly period. "**Valuation Currency Fix Rate**" means, for any G10 currency on the date of quarterly recomposition, the Average G10 Currency Spot Exchange Rate (as defined below) for the preceding quarter divided by the Purchasing Power Parity (as defined below) for such G10 Currency. The currencies with the highest Valuation Currency Fix Rates are the most undervalued against the U.S. Dollar and therefore are the "**Valuation Long Currencies**" and the currencies with the lowest Valuation Currency Fix Rates are the most overvalued against the U.S. Dollar and therefore are the "**Valuation Short Currencies**." The Deutsche Bank Valuation Index reflects notional long forward positions in the Valuation Long Currencies and notional forward short positions in the Valuation Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Deutsche Bank Valuation Index over the prior quarter. During each quarter, the Deutsche Bank Valuation Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the G10 Currencies.

The "**Average G10 Currency Spot Exchange Rate**" for any G10 Currency on any date of calculation means the arithmetic mean of the Valuation Spot Exchange Rate (defined below) for such G10 Currency on each index business day during the quarter preceding such date of calculation.

The "**Valuation Spot Exchange Rate**" for any G10 Currency on any date of calculation means the mid currency exchange rate, expressed as the amount of such G10 Currency for which 1 U.S. Dollar may be exchanged, as determined by the Sponsor by reference to Bloomberg Screen WMCO Page (or replacement page), or, if such rate does not appear on such source, the rate determined by the Sponsor acting in good faith and a commercially reasonable manner from such sources and at such time it deems appropriate.

The "**Purchasing Power Parity**" for any G10 Currency on any date of calculation means the annual purchasing power parity comparative price levels for the immediately preceding year as published by the Organisation for Economic Co-operation and Development as an appendix to the OECD Main Economic Indicators publication, expressed as the amount of such G10 Currency for which 1 U.S. Dollar may be exchanged. For the avoidance of doubt, where the G10 Currency is the Euro, the relevant Purchasing Power Parity is the comparative price level for Germany.

An increase in the value of the Valuation Long Currencies versus the U.S. Dollar relative to the value of the Valuation Short Currencies versus the U.S. Dollar will result in an increase in the closing level of the Deutsche Bank Valuation Index (the "**Valuation Closing Level**"). Conversely, a decrease in the value of the Valuation Long Currencies versus the U.S. Dollar relative to the value of the Valuation Short Currencies versus the U.S. Dollar will result in a decrease in the Valuation Closing Level. In addition, the Valuation Closing Level reflects a 0.1% fee deducted quarterly. As of October 25, 2007, the Valuation Long Currencies were the Japanese Yen, the New Zealand Dollar and the U.S. Dollar, and the Valuation Short Currencies were the Swiss Franc, the Norwegian Krone and the Swedish Krona.

Index Adjustments and Cancellations

If a Force Majeure Event or a Hedging Disruption Event (each, as defined below) occurs in respect of the Index, the Sponsor may adjust the Index, amend the methodology of the Index, delay the calculation of the closing level of the Index or cancel and permanently cease to calculate the Index. Force Majeure Events and Hedging Disruption Events include any event as a result of which it would become difficult or impossible for the Sponsor to calculate the Index or for us to carry out hedging arrangements in relation to the Notes. Investors should review these provisions carefully as they may have an adverse effect on the Notes.

Force Majeure Event and Hedging Disruption Event

If a Force Majeure Event or a Hedging Disruption Event occurs or is continuing on any business day that, in the determination of the Sponsor, prevents or otherwise affects its determinations in respect of the Index on such business day, the Sponsor may, in its discretion:

(i) make such determinations and/or adjustments to the terms of the Index description as it considers appropriate to determine the Index or calculate the closing level of the Index on such business day, acting in good faith and in a commercially reasonable manner; and/or

(ii) defer making available the closing level of the Index until the next business day on which it determines that no Force Majeure Event or Hedging Disruption Event exists in; and/or

(iii) permanently cease to calculate and make available the closing level of the Index.

As used herein,

"**Force Majeure Event**" means an event or circumstance other than a Hedging Disruption Event or an Underlying Index Adjustment Event (including, without limitation, a systems failure, fire, building evacuation, natural or man-made disaster, act of God, act of state, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor.

"**Hedging Disruption Event**" means the Sponsor determines that it and/or any of its affiliates would be unable, after using commercially reasonable efforts, to

(A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge its position in relation to any securities issue or other relevant transactions relating to or calculated by reference to the Index; or

(B) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Underlying Index Adjustments

If an Underlying Index Adjustment Event (as defined below) occurs in respect of an Underlying Index, the Sponsor may adjust the Affected Index (as defined below) and the methodology of the Affected Index, delay the calculation of the closing level for the Affected Index, cancel and permanently cease to calculate the Affected Index, determine the closing level of the relevant Underlying Index or replace that Underlying Index with a successor Underlying Index. In addition, if an Underlying Index is calculated and made available by a successor index sponsor or replaced by a successor underlying index, the index sponsor may determine to accept such successor index sponsor or such successor underlying index. The Sponsor may also, at its discretion, adjust the closing level of the Index to reflect a correction made to the closing level of an Underlying Index. These provisions are included to deal with situations in respect of an Underlying Index in which it would become difficult or impossible for the Sponsor to calculate the Index.

If a relevant Underlying Index is (i) not calculated and made available by the Sponsor but is calculated and made available by a successor index sponsor acceptable to the Sponsor or (ii) replaced by a successor underlying index using, in the commercially reasonable and good faith determination of the Sponsor, the same or a substantially similar formula for and method of calculation as used in the calculation of that Underlying Index, then that Underlying Index will be deemed to be the index (the "**Successor Underlying Index**") so calculated and made available by such successor or that successor underlying index, as the case may be.

If an Underlying Index Adjustment Event occurs or is continuing in relation to any Underlying Index on any business day that, in the determination of the Sponsor, prevents or otherwise affects its determinations in respect of the Index on such business day, the Sponsor may, in its discretion:

(i) make such determinations and/or adjustments to the terms of the description of the relevant Underlying Index (the "**Affected Index**") as it considers appropriate to determine the Affected Index, or calculate the closing level for the Affected Index on such business day, acting in good faith and in a commercially reasonable manner; and/or

(ii) defer making available the closing level for the Affected Index until the next business day on which it determines that no Underlying Index Adjustment Event exists in respect of the Affected Index; and/or

(iii) permanently cease to calculate and make available the closing level for the Affected Index; and/or

(iv) determine the closing level of that Underlying Index on that business day using, in lieu of the closing level made available by the Sponsor, the level for that Underlying Index as at that business day determined by the Sponsor in accordance with the formula for and method of calculating that Underlying Index last in effect prior to the Underlying Index Adjustment Event, acting in good faith and in a commercially reasonable manner; and/or

(v) replace that Underlying Index with a Successor Underlying Index.

Upon request, the Sponsor will make available to any investor in the Notes details of any such adjustments, determinations and/or replacements.

As used herein, "**Underlying Index Adjustment Event**" means any of the following events that occurs or is continuing on any business day, including as a result of a force majeure event or market disruption event relating to any Underlying Index:

(A) the Sponsor makes or announces it will make a material change in the formula for or the method of calculating an Underlying Index, or in any other way materially modifies that Underlying Index;

(B) the Sponsor permanently cancels an Underlying Index; or

(C) the Sponsor fails to calculate and make available the closing level of an Underlying Index.

Events that may give rise to Underlying Index Adjustment Events include the following market disruption events:

♦ A currency exchange rate splits into dual or multiple exchange rates;

♦ An event occurs that generally makes it impossible to convert an Underlying Index currency into U.S. Dollars in the home country for such Underlying Index currency (the "**Underlying Index Currency Jurisdiction**") through customary legal channels;

♦ An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Underlying Index Currency Jurisdiction to accounts outside that Underlying Index Currency Jurisdiction, or to deliver an Underlying Index currency between accounts inside the Underlying Index Currency Jurisdiction for such Underlying Index currency or to a party that is a non-resident of the relevant Underlying Index Currency Jurisdiction;

♦ The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Underlying Index currency;

♦ Any change in, or amendment to, the laws or regulations prevailing in the Underlying Index Currency Jurisdiction in respect of any Underlying Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

♦ The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to an Underlying Index;

♦ Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

♦ The Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for an Underlying Index and any other market source;

♦ It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor itself acting in good faith in a commercially reasonable manner;

♦ The Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the Notes or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

♦ Any event that the Sponsor determines may lead to any of the foregoing events.

Change in Methodology and Correction

The Sponsor may modify the methodology used to determine any Underlying Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of any Underlying Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the closing level of the Index.

If the level of any Underlying Index made available on a business day is subsequently corrected by the Sponsor no later than two business days after the business day on which the original closing level was made available, the Sponsor may, at its discretion, make such adjustments to the closing level affected by such correction, acting in good faith and in a commercially reasonable manner.

Historical Information for the Deutsche Bank Currency Returns (USD) Index

The following graph shows the monthly prices of the Index (calculated retrospectively prior to March 27, 2007) from October 31, 1997 through October 25, 2007. The closing level of the Index on October 25, 2007 was 194.36.

Because the Index was created only on March 27, 2007, the Sponsor has retrospectively calculated the levels of the Index based on actual historical currency forward rates on all dates prior to March 27, 2007 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. Although we believe that this retrospective calculation represents accurately and fairly how the Index would have performed before March 27, 2007, the Index did not, in fact, exist before March 27, 2007. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to March 27, 2007. Past performance of the Index is no guarantee of future results.

We obtained the various Index closing levels below from Bloomberg Financial Markets, L.P. Because the Underlying Indices are recomposed quarterly in the case of the Deutsche Bank Carry Index and the Deutsche Bank Valuation Index and monthly in the case of the Deutsche Bank Momentum Index, the Index reflects the performance of different currencies at different periods of time. The historical level of the Index should not be taken as an

indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in a return on your initial investment.



Source: Bloomberg

Supplemental Underwriting Information

UBS Financial Services Inc., and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession to other dealers discounts and commissions of $0.25 per $10.00 Security. See "Underwriting" in the accompanying product supplement Z.

We expect to deliver the notes against payment for the notes on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date will be required, by virtue of the fact that we expect the notes initially to settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.